November 5, 2014

Mr. David Irving
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:     First Financial Bancorp.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-34762

Dear Mr. Irving,

First Financial Bancorp. (the “Company”) hereby respectfully requests an extension to December 3, 2014 in order to respond to the comment letter, dated September 9, 2014 (“Comment Letter”), from the staff of the Securities and Exchange Commission concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2013.

As we discussed in a telephone call on November 4, 2014, the Comment Letter was originally sent to an incorrect email address. As a result, we did not receive the Comment Letter until it was resent to me on November 3, 2014, which was after the original response due date in the Comment Letter. An extension of the response due date to December 3, 2014 will provide us with sufficient time to fully respond to the comments of the staff.

We appreciate your consideration of this request and will submit our response to the staff’s comments no later than December 3, 2014, assuming our request for an extension is granted.

If you have any questions, please do not hesitate to call me at (513) 979-5858.

Very truly yours,

/s/ Anthony M. Stollings
Anthony M. Stollings
Executive Vice President, Chief Financial
Officer and Chief Administrative Officer